Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.
FOURTH QUARTER AND FULL YEAR 2008 RESULTS RELEASE AND CONFERENCE
CALL SCHEDULED FOR MONDAY, February 23, 2009

Conference Call Scheduled at 10.00am ET

AZOUR, Israel – January 26, 2009 – Ituran Location and Control Ltd. (NASDAQ: ITRN , TASE: ITRN), announced that it will be releasing its fourth quarter and full year 2008 results on Monday, February 23, 2009, before the US market opens.

The Company will also be hosting a conference call later that day at 10:00am ET. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 723 3164
ISRAEL Dial-in Number: 03 918 0691
CANADA Dial-in Number: 1 866 958 6867
INTERNATIONAL Dial-in Number: +972 3 918 0691

At:
10:00am Eastern Time, 7:00am Pacific Time, 5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website, at: www.ituran.com

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 495,000 subscribers distributed globally. Established in 1995, Ituran has approximately 1,100 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact
Udi Mizrachi (udi_m@ituran.com) VP Finance, Ituran (Israel) +972 3 557 1348

International Investor Relations
Ehud Helft / Kenny Green (info@gkir.com) GK Investor Relations (US) +1 646 201 9246

Investor Relations in Israel
Oded Ben Chorin (oded@km-ir.co.il) KM Investor Relations (Israel) +972 3 5167620